Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Mind Medicine (MindMed) Inc. (the “Company”)

1055 West Hastings Street, Suite 1700

Vancouver, British Columbia

V6E 2E9

Item 2	Date of Material Change

December 13, 2021

Item 3	News Release

On December 14, 2021, a news release was disseminated through the newswire services of GlobalNewswire and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On December 13, 2021, the Company appointed (i) Robert Barrow as Chief Executive Officer and a director of the Company, (ii) Carol Vallone as Chair of the board of directors, (iii) Andreas Krebs as Vice Chair of the board of directors, and Perry Dellelce has ceased to be a director and Chair of the board of directors.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On December 13, 2021, the Company appointed (i) Robert Barrow as Chief Executive Officer and a director of the Company, (ii) Carol Vallone as Chair of the board of directors, (iii) Andreas Krebs as Vice Chair of the board of directors, and Perry Dellelce has ceased to be a director and Chair of the board of directors.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

For further information, please contact Rob Barrow, Chief Executive Officer of the Company, at 212-220-6633.

Item 9	Date of Report

December 16, 2021.